Filed by Rockwell Collins, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Filer: Rockwell Collins, Inc.
Subject Company: Rockwell Collins, Inc.
SEC File No.: 001-16445
Date: December 11, 2017

Rockwell Collins announces special shareowner meeting on January 11, 2018

CEDAR RAPIDS, Iowa (Dec. 11, 2017) - Rockwell Collins, Inc. (NYSE: COL) (“Rockwell Collins”) today announced that it will convene a special meeting of its shareowners on January 11, 2018, to vote on the proposals in connection with the proposed acquisition of Rockwell Collins by United Technologies Corp. (NYSE: UTX) (“UTC”).
Details on the proposals and the meeting can be found in the definitive proxy statement/prospectus filed by Rockwell Collins and UTC with the Securities and Exchange Commission on December 11, 2017. Rockwell Collins shareowners of record at the close of business on December 8, 2017, will be entitled to vote.
The Annual Meeting of Shareowners for Rockwell Collins is set for February 1, 2018. This Annual Meeting will be separate from the January 11th special meeting to vote on proposals in connection with the proposed acquisition by UTC. The proxy materials for the Annual Meeting will be distributed soon.
About Rockwell Collins
Rockwell Collins (NYSE: COL) is a leader in aviation and high-integrity solutions for commercial and military customers around the world. Every day we help pilots safely and reliably navigate to the far corners of the earth; keep warfighters aware and informed in battle; deliver millions of messages for airlines and airports; and help passengers stay connected and comfortable throughout their journey. As experts in flight deck avionics, cabin electronics, cabin interiors, information management, mission communications, and simulation and training, we offer a comprehensive portfolio of products and services that can transform our customers’ futures. To find out more, please visit www.rockwellcollins.com.
Additional Information
In connection with the proposed transaction, United Technologies has filed a registration statement on Form S-4 (File No. 333-220883), which includes a prospectus of United Technologies and a proxy statement of Rockwell Collins (the "proxy statement/prospectus"), and each party will file other documents regarding the proposed transaction with the SEC. The proxy statement/prospectus was declared effective by the SEC and is being mailed to Rockwell Collins shareowners. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS FILED THERETO) AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain the proxy statement/prospectus free of charge from the SEC's website or from United Technologies or Rockwell Collins. The documents filed by United Technologies with the SEC may be obtained free of charge at United Technologies' website at www.utc.com or at the SEC's website at www.sec.gov. These documents may also be obtained free of charge from United Technologies by requesting them by mail at UTC Corporate Secretary, 10 Farm Springs Road, Farmington, CT, 06032, by telephone at 1-860-728-7870 or by email at corpsec@corphq.utc.com. The documents filed by Rockwell Collins with the SEC may be obtained free of charge at Rockwell Collins' website at www.rockwellcollins.com or at the SEC's website at www.sec.gov. These documents may also be obtained free of charge from Rockwell Collins by requesting them by mail at Investor Relations, 400 Collins Road NE, Cedar Rapids, Iowa 52498, or by telephone at 1-319-295-7575.
No Offer or Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.
###
Investor Contact:
Adam Palmer
319.295.7575
investorrelations@rockwellcollins.com

Media Contact:
Josh Baynes
+1.319.491.5796 mobile
+1.319.263.9132 office
josh.baynes@rockwellcollins.com
Follow us on Twitter: @RockwellCollins